May 13, 2022TSX: SAM

STARCORE RESPONDS TO ANNOUNCEMENT OF INTENTION
TO MAKE AN UNSOLICITED OFFER

•	Starcore advises shareholders that no offer has been made and there is no need to take any immediate action.
•	Starcore’s Board will keep shareholders informed and provide a recommendation should an offer be made.
•	For any questions, contact Laurel Hill at 1-877-452-7184 (North American Toll Free). 416-304-0211 (Calls Outside North America) or by email at assitance@laurelhill.com.

Vancouver, BC –Starcore International Mines Inc. (TSX:SAM) (“Starcore” or the “Company”) confirms that it is aware of the announcement of the intention to make an unsolicited offer by Semper Recursos Naturales S.A. de C.V. (“Semper”) for the outstanding common shares of Starcore at a price of $0.35 per common share.  Shareholders are cautioned that no bid has been commenced, and in accordance with Canadian securities laws, any offer made will be open for a minimum of 105 days.  Shareholders do not need to take any action at this time.

Do Not Take Any Action at This Time

If the unsolicited offer is commenced, Starcore’s board of directors (the “Board”) will consider and evaluate the offer and will communicate a recommendation from the Board   Should an offer be made, Starcore will issue a directors’ circular that will contain important information for shareholders, including the Board’s recommendation regarding the offer. Until such time, shareholders do not need to take any action and should await the results of the review and recommendation of the Board before making any decisions with respect to the offer.

Advisors

Legal counsel to Starcore is McMillan LLP; and Laurel Hill Advisory Group is serving as Starcore’s strategic communications advisor and information agent.

Shareholder Questions

•

Shareholders with questions are encouraged to call Starcore’s information agent, Laurel Hill Advisory Group at 1-877-452-7184 (North American Toll Free). 416-304-0211 (Calls Outside North America) or by email at assitance@laurelhill.com.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is well financed with working capital, comprised mainly of cash, of almost $9 million

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

available to achieve its business objectives. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on our investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Telephone: (604) 602-4935 x 205
Toll Free:   1-866-602-4935
Email: readie@starcore.com

Caution Regarding Forward Looking Statements

This release may contain forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Starcore to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information relates to, among other things, the potential receipt of a takeover bid from Semper (if at all) and our consideration of such bid, notification to shareholders of the Board’s recommendation in respect of a takeover bid, and the realization of Starcore’s business objectives. These forward-looking statements are based on management’s current expectations and beliefs but given the uncertainties, assumptions and risks; readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by applicable securities laws.

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.